Schedule 13D

Item 1 Security and Issuer

AquaCell Technologies, Inc.
10410 Trademark Street
Rancho Cucamonga, California 01730

Item 2 Identity and Background

(a) Corbett Water Technologies, Inc., a Nevada corporation
(b) 1300 E. Berry Street, Fort Worth, Texas 76119-3001
(c) Marketing and Distribution Company
(d) No
(e) No
(f) Not Applicable

Item 3 Source and Amount of Funds or Other Consideration

The consideration for the AquaCell securities that are the subject of this filing is a 15% ownership interest in Corbett Water Technologies, Inc.

Item 4 Purpose of the Transaction

The purpose of the transaction is for Corbett Water Technologies to acquire an interest in AquaCell and for AquaCell to obtain the marketing and distribution expertise of Corbett Water Technologies.

(a) None
(b) None
(c) None
(d) None
(e) None
(f) None
(g) None
(h) None
(i) None
(j) None

Item 5 Interest in Securities of the Issuer

(a) Corbett Water Technologies, Inc., an 85% subsidiary of
S&B Technical Products, Inc.:        751,807 shares; 8.84%
(b) N/A
(c) None
(d) None
(e) N/A

Item 6 Contract Arrangements , Understandings, or Relationships with respect to Securities of the Issuer

A Distribution Agreement provides for exclusive domestic distribution rights of AquaCell products to Corbett Water Technologies
(with limited exceptions).

A Joint Venture Agreement provides for international marketing, distribution and manufacturing rights.

Item 7 Materials to be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

Date: 10/19/2001

Signature:____/s/ John W. Brookman_____________________________

Name/Title: John W. Brookman/General Counsel